LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

February 3, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Preliminary Schedule 14A

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Preliminary Schedule 14A for the Company.

On February 15, 2005, the Company expects to file and send its Definitive information statement to its shareholders.

If the Company issues any options or stock appreciation rights under the 2005 Equity Incentive Plan, as described more fully in the following Schedule, it intends to rely on the exemption from the registration requirements of the Securities Act provided by Section 4(2) because the issuance will not involve a public offering.  The Company may also rely on the safe harbor provisions of Regulation D.  The Company also reserves the right to register any of the shares underlying these options or rights if the Company believes it becomes necessary to do so.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,
Law Offices of
Louis Taubman

/s/ Rachael Hymes
Rachael Hymes

Enclosures